UNITED STATES OF AMERICA
                                   BEFORE THE
                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549



   APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (B) OF THE ACT, PURSUANT TO SECTION 6(c) OF THE ACT FOR AN EXEMPTION FROM RULE 12d1-2(a) OF THE ACT AND PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE ACT FOR AN EXEMPTION FROM SECTIONS 17(a)(1) AND (2) OF THE ACT


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In the Matter of

Lincoln Variable Insurance Products Trust
Lincoln Investment Advisers Corporation

1300 South Clinton Street
Fort Wayne, Indiana 46802
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             Please send all communications, notices and orders to:

                            Craig D. Moreshead, Esq.
                             Lincoln Financial Group
                                One Granite Place
                                Concord, NH 03301

                                   Copies to:

                               Robert A. Robertson
                                   Dechert LLP
                         4675 MacArthur Ct., Suite 1400
                             Newport Beach, CA 92660

              As filed with the Securities and Exchange Commission
                                 On May 22, 2009

I.  Introduction

         Lincoln Variable Insurance Products Trust (the "Trust") and Lincoln Investment Advisors Corporation (the "Adviser") (collectively referred to as the "Applicants") submit this application (the "Application") with the Securities and Exchange Commission (the "Commission") to request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act.
         Applicants request that the order sought herein apply also to each existing and each future fund of the Trust, and to each existing and each future registered open-end management investment company or series thereof (each a "Fund") which is advised by the Adviser or any entity controlling, controlled by or under common control with the Advisor and which is part of the same group of investment companies (as defined in Section 12(d)(1)(G) of the Act) as the Trust.

II.  The Applicants

A.       Lincoln Variable Investment Products Trust
         The Trust, organized as a Delaware business trust, is registered under the Investment Company Act of 1940 (the "Act") as an open-end management investment company. The Trust is comprised of separate series that pursue distinct investment objectives and strategies. Shares of the Trust are offered to separate accounts of affiliated and unaffiliated insurance companies, and qualified group pension and group retirement plans (collectively, "Insurance Companies").
         B.       Lincoln Investment Advisors Corporation
         The Adviser is a Tennessee corporation which is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser is a wholly-owned subsidiary of Lincoln National Corporation and serves as investment adviser for each of the Trust's funds.

III.  REQUESTED RELIEF
         A.       Investments in Underlying Funds by Funds of Funds
         Applicants request that the foregoing relief apply to : (1) each registered open-end management investment company (or series thereof) and unit investment trusts ("UITs"), that currently or subsequently are part of the same "group of investment companies", within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust and that is advised or sponsored by the Adviser or any entity controlled by or under common control with the Adviser ("Affiliated Funds"); (2) each Fund that is not part of the "same group of investment companies", within the meaning of Section 12(d)(1)(G)(ii) of the Act, as a Fund of Funds (the "Unaffiliated Funds," and together with the Affiliated Funds, the "Underlying Funds") that enters into a Participation Agreement, as defined below, with a Fund of Funds to sell shares to the Fund of Funds; and (3) any principal underwriter to an Underlying Fund or broker or dealer registered under the Exchange Act ("Broker"), selling shares of an Underlying Fund.
         Applicants request an exemption to permit Funds of Funds to acquire shares of Unaffiliated Funds in excess of the limits in Section 12(d)(1)(A) of the Act and to permit Unaffiliated Funds, any principal underwriter for an Unaffiliated Fund, and any Broker, to sell shares of an Unaffiliated Fund to a Fund of Funds in excess of the limits in Section 12(d)(1)(B) of the Act.
         Applicants also seek an exemption under Section 12(d)(1)(J) of the Act from the limits of Sections 12(d)(1)(A) and (B) to the extent necessary to permit the Funds of Funds to acquire shares of Affiliated Funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act and to permit the Affiliated Funds, their principal underwriter(s) (currently Lincoln Financial Distributors, Inc.) and any Broker to sell their shares to the Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act.
         Applicants are also requesting relief from Sections 17(a)(1) and (2) to permit a Fund of Funds to purchase and redeem shares from, and engage in certain in-kind transactions with, an Unaffiliated Fund where the Fund of Funds owns 5% or more of the shares of the Unaffiliated Fund.
         An Unaffiliated Fund may rely on the requested order only to sell shares to a Fund of Funds and not to any other registered investment company.
         B.  Other Investments by Related Funds of Funds
         Applicants are also requesting an exemption to the extent necessary to permit Funds of Funds that invest in other Funds in reliance on Section 12(d)(1)(G) of the Act, and which are also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act, to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in futures contracts, options on futures contracts, swap agreements, other derivatives and all other kinds of financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act ("Other Investments").
         Applicants request that the foregoing relief apply to each registered open-end management company or series thereof that operates as a "fund of funds" and that currently or subsequently is part of the same "group of investment companies", within the meaning of Section 12(d)(1)(G)(ii) of the Act, as the Trust, and is advised or sponsored by the Adviser or any entity controlling, controlled by or under common control with the Adviser (such registered open-end management investment companies or their series are included in the term "Related Fund of Funds").
IV.  LEGAL ANALYSIS
         A.  Section 12(d)(1)
         Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring shares of an investment company if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits a registered open-end investment company, its principal underwriter and any broker or dealer from knowingly selling the shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally. Subject to certain conditions, Section 12(d)(1)(G) provides that the limits under Section 12(d)(1) will not apply to Related Funds of Funds.
         Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, "the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act's restrictions against investment companies investing in other investment companies are not repeated."(1)
         In 2006 the Commission adopted Rule 12d1-2 under the Act.(2) That rule permits a registered open-end investment company relying on Section 12(d)(1)(G) of the Act to acquire:
         (1) Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

         (2) Securities (other than securities issued by an investment company); and

         (3) Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1(d)(2).

         For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the Act. The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address."(3)
         B.  Sections 17(a), 17(b) and 6(c)
         Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.
         Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that
(a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.
         Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Because multiple transactions could occur between a Fund of Funds and an Unaffiliated Fund, and because the Commission may interpret its authority under
Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are also seeking relief pursuant to Section 6(c) with respect to any transaction or series of transactions after a Fund of Funds owns 5% or more of the outstanding voting shares of an Unaffiliated Fund.

         C. Investments by Funds of Funds in Unaffiliated Funds 1. Section 12(d)(1)(J)
         The proposed arrangement will not give rise to the policy concerns, each discussed specifically below, which underlie Sections 12(d)(1)(A) and
(B).(4) Applicants agree to conditions that adequately address these concerns. Accordingly, the Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.
                  a.       No Undue Influence
         Pyramiding of control is one of the potential abuses of fund holding company structures discussed in the PPI Report. The PPI Report also expressed concern over the potential concentration of voting control in a fund holding company with respect to its underlying funds. The PPI Report also expressed concern that sizeable share percentage ownership by one fund in another presents management of underlying funds with an omnipresent threat of lost advisory fees when large redemptions may occur. Applicants submit that the proposed arrangement will not result in the exercise of undue influence by a Fund of Funds or its affiliated persons over the Unaffiliated Funds.
         Condition 1 contains measures designed to limit the control that a Fund of Funds may have over an Unaffiliated Fund. Condition 1 prohibits the Fund of Funds' Adviser, any person controlling, controlled by, or under common control with the Fund of Funds' Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Fund of Funds' Adviser or any person controlling, controlled by, or under common control with the Fund of Funds' Adviser (the "Advisory Group") from controlling (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The same prohibition would apply to the Fund of Funds' Subadviser, any person controlling, controlled by, or under common control with the Fund of Funds' Subadviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Fund of Funds' Subadviser or any person controlling, controlled by, or under common control with the Fund of Funds' Subadviser (the "Subadvisory Group").
         Applicants further state that condition 2 precludes a Fund of Funds or the Adviser, any Sub-Adviser, promoter or principal underwriter of a Fund of Funds, as well as any person controlling, controlled by or under common control with any of those entities (each, a "Fund of Funds Affiliate") from taking advantage of an Unaffiliated Fund, with respect to transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or its investment adviser(s), sponsor, promoter, and principal underwriter and any person controlling, controlled by or under common control with any of those entities (each, an "Unaffiliated Fund Affiliate"). No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund or sponsor to an Unaffiliated Trust) will cause an Unaffiliated Fund to purchase a security in an offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an officer, director, trustee, advisory board member, investment adviser, Sub-Adviser, or employee of the Fund of Funds, or a person of which any such officer, director, trustee, investment adviser, Sub-Adviser, member of an advisory board, or employee is an affiliated person (each, an "Underwriting Affiliate," except any person whose relationship to the Unaffiliated Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate). An offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."
         To further assure that an Unaffiliated Fund understands the implications of an investment by a Fund of Funds under the requested order, prior to a Fund of Funds' investment in the shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Fund of Funds and the Unaffiliated Fund will execute an agreement stating, without limitation, that their boards of directors or trustees ("Boards") and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order ("Participation Agreement"). Applicants note that an Unaffiliated Fund (other than an ETF whose shares are purchased by a Fund of Funds in the secondary market) will retain its right at all times to reject any investment by a Fund of Funds.(5)
                  b.       No Excessive Layering of Fees
                  Applicants do not believe that the proposed arrangement will involve excessive layering of fees. To assure that the investment advisory or management fees are not duplicative, applicants state that, in connection with the approval of any investment advisory or management contract under Section 15 of the Act, the board of trustees of the Fund of Funds, including a majority of the trustees who are not "interested persons," as defined in Section 2(a)(19) of the Act ("Independent Trustees"), will find that the advisory fees charged under such advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to any Underlying Fund's advisory contract(s). Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the Fund of Funds. Applicants further state that the Advisers will waive fees otherwise payable to them by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Investment Company pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund.
         Applicants state with respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in Rule 2830 of the Conduct Rules of the NASD ("NASD Conduct rule 2830"), will only be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Fund of Funds will not exceed the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830.
         The Insurance Companies and the Trust represent that with respect to the fees and charges paid to the Insurance Companies as sponsors of their respective Registered Separate Accounts and the fees and charges of the Funds of Funds, such fees and charges in the aggregate will be reasonable in relation to the services rendered, the expenses expected to be incurred and the risks assumed by the applicable parties.
                  c.       Structure is not Overly Complex
         Applicants state that the proposed arrangement will not create an overly complex fund structure because no Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or (b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more affiliated investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions. Applicants also represent that a Fund of Funds' prospectus and sales literature will contain clear, concise, "plain English" disclosure designed to inform investors about the unique characteristics of the proposed arrangement, including, but not limited to, the expense structure and the additional expenses of investing in Underlying Funds.(6)
         2. Section 17(a)
         Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated persons of the company. Section 2(a)(3) of the Act defines an "affiliated person" of another person to include (a) any person directly or indirectly owning, controlling, or holding with power to vote, 5% or more of the outstanding voting securities of the other person; (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote by the other person; and (c) any person directly or indirectly controlling, controlled by, or under common control with the other person.
         Applicants state that the Funds of Funds and the Affiliated Funds might be deemed to be under common control of the Advisers and therefore affiliated persons of one another. Applicants also state that the Funds of Funds and the Unaffiliated Funds might be deemed to be affiliated persons of one another if a Fund of Funds acquires 5% or more of an Unaffiliated Fund's outstanding voting securities. In light of these possible affiliations, Section 17(a) could prevent an Underlying Fund from selling shares to and redeeming shares from a Fund of Funds.
         Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that
(a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act. Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.
         Applicants believe that the proposed transactions satisfy the requirements for relief under Sections 17(b) and 6(c) of the Act as the terms are fair and reasonable and do not involve overreaching.(7) Applicants state that the terms upon which an Underlying Fund will sell its shares to or purchase its shares from a Fund of Funds will be based on the net asset value of each Underlying Fund.(8) Applicants also state that the proposed transactions will be consistent with the policies of each Fund of Funds and Underlying Fund, and with the general purposes of the Act.

V.  Precedents in Support of the Request for Exemption
         The Commission has granted exemptive orders to other mutual fund complexes who sought relief for fund of funds arrangements with affiliated and unaffiliated investment companies, and whose requests for relief included conditions substantially similar to those included in this Application. Reference is made to John Hancock Trust, et al (Hancock) Investment Company Act Rel. No. 27848 (May 30, 2007) (Notice); Investment Company Act Rel. No. 27873 (June 26, 2007) (Order) (the "Hancock Order"). Hancock requested an exemption under Section 12(d)(1)(J) of the Act from Sections 12(d)(1)(A) and (B) of the Act and under Sections 6(c) and 17(b) from Section 17(a) of the Act. The Hancock Order permitted their Funds of Funds to acquire shares of affiliated and unaffiliated funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act.
         Additional reference is made to Massachusetts Financial Services Company, et al (MFS) Investment Company Act Rel. No. 28649 (March 17, 2009) (Notice); Investment Company Act Rel. No. 28694 (April 14, 2009) (Order) (the "MFS Order"). The MFS Order permitted certain funds to sell shares to unaffiliated Funds of Funds in excess of the limits set forth in Section 12(d)(1)(B) of the Act, and for such unaffiliated Funds of Funds to purchase shares of the MFS funds in excess of the limits set forth in Section 12(d)(1)(A) of the Act. The MFS order also allowed funds of funds investing in "securities" in reliance on Rule 12d1-2, to invest in financial instruments that may not be securities within the meaning of the Act.
     Reference is also made to HealthShares et al., Investment Company Act Rel. No. 27844 (May 29, 2007) (Notice), Investment Company Act Rel. No. 27871 (June 21, 2007) (Order); ProFunds, et al., Investment Company Act Rel. No. 27599 (Dec. 19, 2006) (Notice), Investment Company Act Rel. 27658 (Jan. 9, 2007) (Order); Frank Russell Investment Company et al., Investment Company Act Rel. No. 27288 (April 17, 2006) (Notice), Investment Company Act Rel. No. 27319 (May 15, 2006) (Order); ING Partners, Inc. et al., Investment Company Act Rel. No. 27116 (October 12, 2005)(Notice), Investment Company Act Rel. No. 27142 (November 8,
2005) (Order); and MetLife Investors USA Insurance Company, et al., Investment Company Act Rel. No. 27028 (August 11, 2005) (Notice), Investment Company Act Rel. No. 27059 (September 7, 2005) (Order). Each of these applications requested similar relief to that requested by the Applicants.

VII.  Applicants' Conditions:
-----------------------------
         Applicants agree that the order granting the requested relief shall be subject to the following conditions:
         1. The members of the Advisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. The members of the Subadvisory Group will not control (individually or in the aggregate) an Unaffiliated Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of an Unaffiliated Fund, the Advisory Group or a Subadvisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding voting securities of the Unaffiliated Fund, then the Advisory Group or the Subadvisory Group (except for any member of the Advisory Group or the Subadvisory Group that is a Separate Account) will vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares. This condition will not apply to a Subadvisory Group with respect to an Unaffiliated Fund for which the Sub-Adviser or a person controlling, controlled by, or under common control with the Sub-Adviser acts as the investment adviser within the meaning Section 2(a)(20)(A) of the Act (in the case of an Unaffiliated Fund) or as the sponsor (in the case of an Unaffiliated Trust).
         A Registered Separate Account will seek voting instructions from its Variable Contract holders and will vote its shares of an Unaffiliated Fund in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received. An Unregistered Separate Account will either: (i) vote its shares of the Unaffiliated Fund in the same proportion as the vote of all other holders of the Unaffiliated Fund's shares; or (ii) seek voting instructions from its Variable Contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.
         2. No Fund of Funds or Fund of Funds Affiliate will cause any existing or potential investment by the Fund of Funds in an Unaffiliated Fund to influence the terms of any services or transactions between the Fund of Funds or a Fund of Funds Affiliate and the Unaffiliated Fund or an Unaffiliated Fund Affiliate.
         3. The Board of each Fund of Funds, including a majority of the Independent Trustees, will adopt procedures reasonably designed to assure that its Adviser and any Sub-Adviser to the Fund of Funds are conducting the investment program of the Fund of Funds without taking into account any consideration received by the Fund of Funds or Fund of Funds Affiliate from an Unaffiliated Fund or an Unaffiliated Fund Affiliate in connection with any services or transactions.
         4. Once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, the board of the Unaffiliated Fund, including a majority of the Independent Trustees, will determine that any consideration paid by the Unaffiliated Fund to a Fund of Funds or a Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Unaffiliated Fund; (b) is within the range of consideration that the Unaffiliated Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Unaffiliated Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).
         5. No Fund of Funds or Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Unaffiliated Fund or sponsor to an Unaffiliated Underlying Trust) will cause an Unaffiliated Fund to purchase a security in any Affiliated Underwriting.
         6. The Board of an Unaffiliated Fund, including a majority of the Independent Trustees, will adopt procedures reasonably designed to monitor any purchases of securities by the Unaffiliated Fund in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of the Unaffiliated Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board of the Unaffiliated Fund will review these procedures periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Fund of Funds in the Unaffiliated Fund. The Board of the Unaffiliated Fund will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Unaffiliated Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchases by the Unaffiliated Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board of an Unaffiliated Fund will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.
         7. Each Unaffiliated Investment Company will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase from an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in an Affiliated Underwriting once an investment by a Fund of Funds in the securities of an Unaffiliated Fund exceeds the limit of
Section 12(d)(1)(A)(i) of the Act, setting forth the: (a) party from whom the securities were acquired, (b) identity of the underwriting syndicate's members,
(c) terms of the purchase, and (d) information or materials upon which the determinations of the Board of the Unaffiliated Fund were made.
         8. Prior to its investment in shares of an Unaffiliated Fund in excess of the limit in Section 12(d) (1) (A) (i) of the Act, the Fund of Funds and the Unaffiliated Fund will execute a Participation Agreement stating, without limitation, that their Boards and their investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Unaffiliated Fund in excess of the limit in Section 12(d)(1)(A)(i), a Fund of Funds will notify the Unaffiliated Fund of the investment. At such time, the Fund of Funds will also transmit to the Unaffiliated Fund a list of the names of each Fund of Funds Affiliate and Underwriting Affiliate. The Fund of Funds will notify the Unaffiliated Fund of any changes to the list as soon as reasonably practicable after a change occurs. The Unaffiliated Fund and the Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.
         9. Before approving any advisory contract under Section 15 of the Act, the Board of each Fund of Funds, including a majority of the Independent Trustees, shall find that the advisory fees charged under the advisory contract are based on services provided that are in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Underlying Fund in which the Fund of Funds may invest. Such finding, and the basis upon which the finding was made, will be recorded fully in the minute books of the appropriate Fund of Funds.
         10. The Advisers will waive fees otherwise payable to them by a Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Unaffiliated Fund pursuant to rule 12b-1 under the Act) received from an Unaffiliated Fund by the Adviser, or an affiliated person of the Adviser, other than any advisory fees paid to the Adviser or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund. Any Sub-Adviser will waive fees otherwise payable to the Sub-Adviser, directly or indirectly, by the Fund of Funds in an amount at least equal to any compensation received by the Sub-Adviser, or an affiliated person of the Sub-Adviser, from an Unaffiliated Fund, other than any advisory fees paid to the Sub-Adviser or its affiliated person by the Unaffiliated Fund, in connection with the investment by the Fund of Funds in the Unaffiliated Fund made at the direction of the Sub-Adviser. In the event that the Sub-Adviser waives fees, the benefit of the waiver will be passed through to the Fund of Funds.
         11. With respect to Registered Separate Accounts that invest in a Fund of Funds, no sales load will be charged at the Fund of Funds level or at the Underlying Fund level. Other sales charges and service fees, as defined in FINRA Conduct Rule 2830, if any, will be charged at the Fund of Funds level or at the Underlying Fund level, not both. With respect to other investments in a Fund of Funds, any sales charges and/or service fees charged with respect to shares of a Funds of Funds will not exceed the limits applicable to a funds of funds set forth in FINRA Conduct Rule 2830.
         12. No Underlying Fund will acquire securities of any other investment company or company relying on Section 3(c) (1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act, except to the extent that such Underlying Fund: (a) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the Act); or
(b) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to: (i) acquire securities of one or more affiliated investment companies for short-term cash management purposes, or (ii) engage in interfund borrowing and lending transactions.
VII.  REQUEST FOR ORDER
         Applicants request an order under Section 12(d)(1)(J) of the Act exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act, under Section 6(c) of the Act for an exemption from Rule 12d1-2(a) under the Act, and under Sections 6(c) and 17(b) of the Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and (2) of the Act. Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Sections 12(d)(1)(J), 17(b), and 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.
         Applicants have this Application to be duly signed on their behalf on the 22nd day of May, 2009.



                                     LINCOLN VARIABLE INSURANCE PRODUCTS TRUST

                                           By:  /s/ Daniel R. Hayes
                                           Name:  Daniel R. Hayes
                                           Title:  President

                                    LINCOLN INVESTMENT ADVISORS CORPORATION

                                           By:  /s/ Daniel R. Hayes
                                           Name:  Daniel R. Hayes
                                           Title:  President

                                  EXHIBIT INDEX


A.       Rule 0-2(d) Verification

B. Authority to Apply for SEC Exemptive Relief

                                    EXHIBIT A

                            Rule 0-2(d) Verification


         The undersigned, being duly deposed and sworn, deposes and states that he has duly executed this Application for an Exemptive Order on May 22, 2009 for an on behalf of Lincoln Variable Insurance Products Trust (the "Trust"); that he is the President of the Trust and that all actions by trustees, officers, and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                                    /s/ Daniel R. Hayes
                                                    Name: Daniel R. Hayes
                                                    Title:  President


         Subscribed and sworn before me, a notary public, this 22nd day of May, 2009.


                                  /s/ Kathleen V. Davocato
                                  ------------------------------------------
                                    Notary Public

My Commission Expires:

April 17, 2010

                            Rule 0-2(d) Verification


         The undersigned, being duly deposed and sworn, deposes and states that he has duly executed this Application for an Exemptive Order on May 22, 2009 for an on behalf of Lincoln Investment Advisors Corporation ("LIA"); that he is the President of LIA and that all actions by directors, officers, and other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further states that he is familiar with such instrument, the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.


                                                    /s/ Daniel R. Hayes
                                                    Name: Daniel R. Hayes
                                                    Title:  President


         Subscribed and sworn before me, a notary public, this 22nd day of May, 2009.


                                    /s/ Kathleen V. Davocato
                                    -------------------------------------
                                    Notary Public

My Commission Expires:

April 17, 2010

                                    EXHIBIT B

                   Authority to Apply for SEC Exemptive Relief


Lincoln Variable Insurance Products Trust (the "Trust")

         RESOLVED, That the President and any vice president of the Trust, with such assistance from the Trust's legal counsel as may be required, are authorized to prepare the form of application as they deem desirable for the Trust or as necessary to comply with applicable laws:

         RESOLVED FURTHER, That the President or any vice president of the Trust, with such assistance from legal counsel as may be required, are hereby authorized to file the application with the Securities and Exchange Commission;

         RESOLVED FURTHER, That the officers of the Trust, with such assistance from legal counsel as may be required, are hereby authorized to prepare and to file any and all amendments to the application as may be necessary or appropriate; and

         RESOLVED FURTHER, That the officers of the Trust be, and each of them hereby is, authorized on behalf of the Trust, to take any further actions that they deem necessary or appropriate to give effect to these resolutions.


Lincoln Investment Advisors Corporation ("LIA")

         RESOLVED, That the President and any vice president of LIA, with such assistance from LIA's legal counsel as may be required, are authorized to prepare the form of application as they deem desirable for the LIA or as necessary to comply with applicable laws:

         RESOLVED FURTHER, That the President or any vice president of LIA, with such assistance from legal counsel as may be required, are hereby authorized to file the application with the Securities and Exchange Commission;

         RESOLVED FURTHER, That the officers of LIA, with such assistance from legal counsel as may be required, are hereby authorized to prepare and to file any and all amendments to the application as may be necessary or appropriate; and

         RESOLVED FURTHER, That the officers of LIA be, and each of them hereby is, authorized on behalf of LIA, to take any further actions that they deem necessary or appropriate to give effect to these resolutions.





(1) H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.
(2) See Fund of Fund Investments, Investment Company Act Rel. No. 27399 (June 20, 2006) (the "Adopting Release"). (3) See Adopting Release at 17-18. (4) See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 892 Cong., 2d Sess., 311-324 (1966) ("PPI Report").
(5) An Unaffiliated Fund, including an ETF, would retain its right to reject any initial investment by a Fund of Funds in excess of the limit in Section 12(d)(1)(A)(i) of the Act by declining to execute the Participation Agreement with the Fund of Funds.

(6) Each Fund of Funds also will comply with the disclosure requirements concerning the aggregate expenses of investing in Underlying Funds set forth in Investment Company Act Release No. 27399 (June 20, 2006). (7) Applicants acknowledge that receipt of any compensation by (a) an affiliated person of a Funds of Funds, or an affiliated person of such person, for the purchase by the Fund of Funds of shares of an Underlying Fund or (b) an affiliated person of a Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to a Fund of Funds is subject to Section 17(e) of the Act. The Participation Agreement also will include this acknowledgement.
(8) Applicants note that a Fund of Funds generally would purchase and sell shares of an Underlying Fund that operates as an ETF through secondary market transactions at market prices rather than through principal transactions with the Underlying Fund at net asset value. Applicants would not rely on the requested relief from Section 17(a) for such secondary market transactions. A Fund of Funds could seek to transact in "Creation Units" directly with an ETF pursuant to the requested Section 17(a) relief.